UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                         (Rule 13d-101)



 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                            13d-1(a)
     AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                    Capital Bank Group, Inc.
------------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
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                 (Title of Class of Securities)

                           139 74 105
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                         (CUSIP Number)

                       J. Kimbrough Davis
                         P.O. Box 11248
                 Tallahassee, Florida 32302-3248
                         (850) 671-0300
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         April 24, 2000
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 5 Pages

                          SCHEDULE 13D

---------------------------------------------------------------

CUSIP No. 139 74 105                          Page 2 of 5 Pages

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1  NAMES OF REPORTING PERSONS         Estate of William Godfrey
                                                Smith, deceased
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                        (b) [X]

---------------------------------------------------------------

3  SEC USE ONLY

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4  SOURCE OF FUNDS*                                          OO

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

   N/A

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6  CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A.

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NUMBER OF           7    SOLE VOTING POWER                     0
SHARES              --------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                   0
OWNED BY            --------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER                0
REPORTING           --------------------------------------------
PERSON WITH         10   SHARED DISPOSITIVE POWER              0

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                                    0

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                           [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       0.0%

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14 TYPE OF REPORTING PERSON*                                  OO

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

                          SCHEDULE 13D

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CUSIP No. 139 74 105                          Page 3 of 5 Pages

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1  NAMES OF REPORTING PERSONS                  Patricia L. Smith
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                         (b) [X]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS*                                           OO

----------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

   N/A

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6  CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A.

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NUMBER OF           7    SOLE VOTING POWER           1,326,352.6
SHARES              --------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                   0
OWNED BY            --------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER      1,326,352.6
REPORTING           --------------------------------------------
PERSON WITH         10   SHARED DISPOSITIVE POWER              0

----------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON

----------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                           [ ]

----------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      13.0%

----------------------------------------------------------------

14 TYPE OF REPORTING PERSON*                                  IN

----------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

      The class of equity security to which this Schedule 13D relates is the common stock, par value $.01 per share ("CCBG Common Stock"), of Capital City Bank Group, Inc., a Florida corporation ("CCBG" or the "Issuer"). The principal executive offices of CCBG are located at 217 North Monroe Street, Tallahassee, Florida 32301.

Item 2. Identity and Background
        -----------------------

           a.      This Schedule 13D is being filed on
           behalf of the Estate of William Godfrey Smith, deceased (the "Estate") and Patricia L. Smith.

           b.      Both the Estate and Patricia L. Smith
           may be reached:

                              c/o William G. Smith, Jr.
                              Capital City Bank Group, Inc.
                              217 North Monroe Street
                              Tallahassee, Florida 32301

           c.      Not applicable.

           d.      Not applicable.

           e.      Not applicable.

           f.      U.S.A.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

      On April 24, 2000, the Estate made a discretionary distribution of 1,166,206 shares of CCBG Common Stock (the
"Estate Shares") to the Residuary Trust under the Last Will and Testament of William Godfrey Smith, dated May 18, 1998
(the "Residuary Trust"). Immediately subsequent to such distribution, the Residuary Trust distributed the Estate
Shares to Patricia L. Smith.

Item 4. Purpose of Transaction
        ----------------------

      See response to Item 3 above.

           a.      Patricia L. Smith has reached an
           agreement in principle to sell the Estate Shares to William G. Smith, Jr. and Robert H. Smith in a privately negotiated transaction for total consideration of $16,837,099.00, or approximately $14.29 per share. The parties intend that such consideration shall be payable by a combination of cash and promissory notes.

      There are no plans or proposals by the Estate nor Patricia L. Smith to take any of the actions listed in Item
4(b)-(j).

                        Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer
        ------------------------------------
           a.-b.   Estate.  As of April 24, 2000, the
           Estate did not beneficially own or possess, sole or shared, voting or investment power with respect to any shares of CCBG Common Stock.

           Patricia L. Smith.  As of April 24, 2000,
           Patricia L. Smith beneficially owned 1,326,352.6 shares of CCBG Common Stock. This amount equals approximately 13.0% of the outstanding shares of the Issuer, based on the shares outstanding as of March 1, 2000 (as reported in the Issuer's
           Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2000). Patricia L.
           Smith has sole voting and investment power with respect to all such 1,326,352.6 shares of CCBG
           Common Stock.

           c.      Not applicable.

           d.      Not applicable.

           e.      Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships
        -------------------------------------------------------
        With Respect to Securities of the Issuer
        ----------------------------------------

           See response to Item 4.a. above.

Item 7. Material to be Filed as Exhibits
        --------------------------------

           Not applicable.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 5, 2000

                              /s/ William G. Smith, Jr.
                              ----------------------------------------
                              William G. Smith, Jr.,
                              personal representative of the Estate of
                              William Godfrey Smith, Deceased


                              /s/ Patricia L. Smith
                              -----------------------------------------
                              Patricia L. Smith